UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 2023

Commission File Number: 001-40352

Genius Sports Limited

(Translation of registrant’s name into English)

Genius Sports Group

1st Floor 27 Soho Square,

London, England, W1D 3QR

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Annual General Meeting of Shareholders

The 2023 Annual General Meeting of Shareholders (the “AGM”) of Genius Sports Limited (the “Company”) will be held starting at 8:00 a.m. Eastern Standard Time on December 6, 2023 at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, NY 10022 and virtually at https://www.cstproxy.com/geniussports/2023 or via telephone access. The agenda for the Meeting and further details are set forth on the Notice of the 2023 Annual General Meeting, which is attached hereto as Exhibit 99.1. The form of proxy to be solicited by the Company is attached hereto as Exhibit 99.2.

Board Composition Changes

Mr. Albert Costa Centena (“Mr. Costa Centena”), Mr. Niccolo de Masi (“Mr. de Masi”) and Ms. Roxana Mirica (“Ms. Mirica”) will be stepping down from the Board of Directors of the Company on December 6, 2023.

Mr. Costa Centena, Mr. de Masi and Ms. Mirica were integral in the Company’s listing on the NYSE on April 21, 2021 (the “Listing”). All have served on the Company’s Board of Directors since the Listing. Mr. de Masi has also served on the Company’s Audit Committee since the Listing.

David Levy, Chair of the Board of Directors of the Company said: “On behalf of my fellow directors and the Company, we want to thank Albert, Niccolo and Roxana for their contributions as directors throughout and since the Company’s Listing. In anticipation of their retirement from the Genius Board, we will undertake a search for additional independent directors to join the Board in the near term.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS SPORTS LIMITED

Date: November 6, 2023	By:	/s/ Mark Locke
Name: Mark Locke
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of the 2023 Annual General Meeting

99.2	Form of Proxy Card

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